Q3

2013 Third Quarter Report

	Three months ended		Nine months ended
Advantage Unconsolidated Results	September 30		September 30
	2013	2012	2013	2012

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$27,857	$29,219	$108,639	$90,193
per boe	$16.20	$15.26	$19.93	$14.97
Funds from operations	$16,516	$10,343	$61,488	$30,156
per share (2)	$0.10	$0.06	$0.37	$0.18
per boe	$9.61	$5.40	$11.27	$5.01
Dividends received from Longview	$3,172	$3,173	$9,518	$11,178
per share (2)	$0.02	$0.02	$0.06	$0.07
Total capital expenditures	$28,001	$23,537	$85,858	$94,721
Working capital deficit (3)	$19,836	$30,813	$19,836	$30,813
Bank indebtedness	$139,941	$152,877	$139,941	$152,877
Convertible debentures (face value)	$86,250	$86,250	$86,250	$86,250
Shares outstanding at end of period (000)	168,383	168,383	168,383	168,383
Basic weighted average shares (000)	168,383	168,383	168,383	167,216
Operating
Daily Production
Natural gas (mcf/d)	111,518	117,462	115,863	123,795
Crude oil and NGLs (bbls/d)	105	1,235	651	1,363
Total mcfe/d (4)	112,148	124,872	119,769	131,973
Total boe/d (4)	18,691	20,812	19,962	21,995
Average prices (including hedging)
Natural gas ($/mcf)	$2.63	$2.04	$3.01	$1.90
Crude oil and NGLs ($/bbl)	$95.13	$63.34	$75.97	$69.33

(1)	Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2)	Based on weighted average shares outstanding
(3)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities
(4)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil.

MESSAGE TO SHAREHOLDERS

The following Message to Shareholders discusses the non-consolidated financial and operating results for Advantage, excluding Longview.

Glacier continues to demonstrate solid performance as reflected in our third quarter 2013 Corporate results. This quarter represents the first reporting period which excludes the non-core assets that were sold in April, 2013.

Advantage Unconsolidated Results (1)		Three months ended September 30, 2013

Operating		Financial
Daily Production			$000	per mcfe
Natural gas (mcf/d)	111,518	Petroleum and natural gas sales	$26,148	$2.53
Crude oil and NGLs (bbls/d)	105	Royalties	(1,283)	(0.12)
Total mcfe/d (2)	112,148	Royalty Rate	4.9%
Total boe/d (2)	18,691	Realized gain on derivatives	1,709	0.17
		Operating expense	(2,978)	(0.29)
Average prices (excluding hedging)		Operating income and netback	$23,596	$2.29
Natural gas ($/mcf)	$2.46
Crude oil and NGLs ($/bbl)	$95.13	Total capital spending	$28,001
		Working capital deficit (3)	$19,836
		Bank indebtedness	$139,941
		Convertible debentures (face value)	$86,250

(1) Non-consolidated operating and financial highlights for Advantage excluding Longview.

(2) A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil.

(3) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

➢	Glacier working interest production during the third quarter of 2013 averaged 111.3 mmcfe/d (18,542 boe/d) which exceeded our internal budget by 11%. A number of Montney wells continue to exhibit stronger production resulting from revised completion techniques which were implemented in early 2013.

➢	The royalty rate during the third quarter of 2013 was 4.9% which reflects the positive impact of the Alberta royalty programs on Montney wells drilled at Glacier. We estimate that the royalty rate on an Upper or Lower Montney well at Glacier is approximately 5% for its producing life at an AECO natural gas price below $6.00 Cdn/mcf.

➢	Operating costs averaged $0.29/mcfe ($1.73/boe) during the third quarter of 2013 and demonstrates the continued optimization achievements and efficiencies at our Glacier Montney development. Operating costs in the fourth quarter of 2013 are expected to decrease further due to processing of third party natural gas production of approximately 10 mmcf/d during October and November 2013. In addition, our new water injection well will reduce future water disposal costs.

➢	The operating netback of $2.29/mcfe represents 91% of sales due to our favorable operating and royalty cost structure and strong natural gas hedge position. This demonstrates the solid cash flow generation of our Glacier asset as lower natural gas prices prevailed during the third quarter of 2013 due to record wide AECO to Nymex differentials. AECO prices have improved for the fourth quarter of 2013 as the differentials have narrowed to historical levels.

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➢	Total capital expenditures at Glacier for the three months ended September 30, 2013 were $28 million. These expenditures resulted from the commencement of drilling activities associated with our Phase VI capital development program and the purchase of additional Montney lands which complement our Middle Montney liquids reserve and resource upside at Glacier.

➢	Advantage’s current Montney land holdings increased 52% during the third quarter to a total of 125.65 gross (120.35 net) sections comprised of four separate contiguous blocks including our Glacier property. In September 2013, an additional 43.25 sections of 100% working interest Montney lands were acquired from the Province of Alberta at a cost of $6.7 million. These lands are located southeast of Glacier in a fairway that we believe is prospective for Middle Montney natural gas liquids.

➢	Our credit facility borrowing base was recently increased to $300 million as a result of our lender’s regular semi-annual review in October 2013. As of September 30, 2013, Advantage’s bank indebtedness was $140 million which represents an undrawn credit facility of 53%. The next credit facility review will be in June 2014 when Glacier production is targeted to be 135 mmcfe/d.

➢	In addition to Glacier, Advantage’s other major assets include a 45.1% ownership in the shares of Longview Oil Corp. (“Longview”) valued at approximately $136 million as at September 30, 2013, a $32.6 million Questfire Debenture and 1,500,000 Questfire Class B Shares. Advantage received tax-free dividend income from Longview of $3.2 million ($0.02 per share) during the third quarter of 2013.

➢	Advantage’s estimated tax pools as of September 30, 2013 are approximately $1.1 billion of which approximately $800 million are immediately deductible at a rate of 100%.

Middle Montney Wells Demonstrate Consistent Liquid Yields

➢	As referenced in our press release dated September 30, 2013, our 103/1-9-76-12w6 and 102/13-29-76-12w6 Middle Montney wells demonstrated free condensate (“C5+”) yields of 50 bbls/mmcf and 24 bbls/mmcf respectively, during initial production testing. Follow-up liquid gas ratio tests on 103/1-9-76-12w6 indicate consistent liquid yields. The 102/13-29-76-12w6 well will be tested this winter when ground conditions permit access to this wellsite.

➢	Additionally, monitoring of the total free C5+ yield at our Glacier gas plant has been consistent since the 103/1-9-76-12w6 and 102/13-29-76-12w6 Middle Montney wells were brought on-stream in the second quarter of 2013. Our Glacier gas plant does not currently have a liquid extraction process installed. However, individual re-testing of wells and monitoring of our total free C5+ volumes provides us with an indication of the liquid content trend.

➢	The calculated shallow cut propane plus (C3+) liquid extraction yields based on the initial production tests were 76 bbls/mmcf and 57 bbls/mmcf for 103/1-9-76-12W6 and 102/13-29-76-12W6, respectively.

➢	Our evaluation of liquids extraction options at Glacier is progressing. External discussions have been held with several parties and comparative economics are currently underway to determine a development plan which delivers long term operational flexibility and maximizes our return on investment. We anticipate providing further details in the near future.

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Two New Glacier Lower Montney Wells Tested at a Combined Rate of 20 mmcf/d

➢	As part of our Phase VI Glacier capital development program, two new Lower Montney wells located in the southwest portion of our Glacier land block were completed in October 2013. These wells were completed with a high rate slickwater frac utilizing an open hole packer system and confirmed strong productivity based on this completion design. These two new wells are the southernmost horizontal wells we have drilled in the Lower Montney and illustrate that the southern portion of our Glacier land block is also highly productive in the Lower Montney formation.

➢	The new 100/15-31-75-13w6 Lower Montney well was production tested for 72 hours and demonstrated a final gas flow rate at the end of the test of 9.8 mmcf/d at a final flowing pressure of 7,778 kpa. The final gas flow rate normalized to our gas gather system average pressure of 3,000 kpa is 10.6 mmcf/d.

➢	The new 100/10-31-75-13w6 Lower Montney well was production tested for 57 hours and demonstrated a final gas flow rate at the end of the test of 8.8 mmcf/d at a final flowing pressure of 7,067 kpa. The final gas flow rate normalized to our gas gather system average pressure of 3,000 kpa is 9.4 mmcf/d.

➢	These two new Lower Montney wells were completed with a similar frac design to the technique utilized for our 100/7-7-76-13w6 Lower Montney well which was completed in early 2013 and showed superior results. The 100/7-7-76-13w6 well was brought on production at 12 mmcf/d and has produced 1.7 bcf compared to an average of 0.6 bcf per well from older offset Lower Montney wells after seven months of production.

Phase VI Glacier Capital Development Program On-Track

➢	Our Phase VI Glacier capital development program which is designed to ramp Advantage production to 135 mmcfe/d by Q2 2014 is progressing on-track with three drilling rigs.

➢	To date, 10 of the total 22 wells in the program have been rig released. Of the 10 wells drilled, five are Lower Montney wells, two are Middle Montney wells and three are Upper Montney wells.

➢	We anticipate additional well completion information, including new Middle and Upper Montney wells, will be available in December 2013.

Commodity Hedging Program Reduces Cash Flow Volatility

➢	Advantage has entered into a number of natural gas hedges in support of our two year Glacier development plan. Our natural gas hedges will reduce the volatility of future cash flows through to March 2016. Our hedging positions are summarized in the following table:
	Average		Net Forecast	Average Price
Period	Production Hedged		Production Hedged	$Cdn. AECO
Q3 2013 & Q4 2013	38.1	mmcf/d	39%	$3.45/mcf
Q1 2014 to Q4 2014	50.2	mmcf/d	39%	$3.81/mcf
Q1 2015 to Q4 2015	45.0	mmcf/d	27%	$3.91/mcf
Q1 2016	42.7	mmcf/d	23%	$3.90/mcf

➢	Additional details on our hedging program are available at our website at www.advantageog.com.

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Strategic Alternatives Process Update

➢	As previously announced, the Corporation’s financial advisors, FirstEnergy Capital Corp. and RBC Capital Markets, commenced a broad global marketing effort to solicit interest in a sale of the Corporation or another transaction to maximize value for all shareholders. The process is ongoing. Scheduled technical presentations have been completed, interested parties have received their bid instruction packages and a bid date has been set.

➢	There can be no assurance that this process will result in an acceptable transaction.

Looking Forward

➢	The operating netback during the third quarter of 2013 was impacted by lower natural gas prices due to record wide AECO to Nymex differentials. AECO prices have improved in the fourth quarter of 2013 as the differentials have narrowed to historical levels. This will significantly improve the operating netback at Glacier due to the strong leverage to natural gas prices driven by the low cost structure at our signature property.

➢	The Phase VI capital development program was approved by our Board of Directors on May 21, 2013 with the following guidance:

	April to December 2013 (1)	January to March 2014	12 Months ending March 2014 (1)

Production (Mmcfe/d)	106.8 – 109.2	128.4 – 130.8	111.0 – 113.4
Exit Production Rate (Mmcfe/d)	-	-	135.0
Royalty Rate (%)	4.9%	4.5%	4.8%
Operating Costs ($/mcfe)	$0.40	$0.30	$0.37
Capital Expenditure ($ million)	$106	$64	$170

Notes: (1)	Includes the operating and financial results for the month of April 2013 from non-core assets sold to Questfire Energy Corp. on April 30, 2013.

➢	We are currently reviewing the available options for extracting the natural gas liquids present in the Middle Montney. Further details on the chosen extraction method and the timing of increasing production from the Middle Montney will be provided in the near future.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of November 7, 2013, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three and nine months ended September 30, 2013 and should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended September 30, 2013 and the audited consolidated financial statements and MD&A for the year ended December 31, 2012. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada, and all references are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, terms of the TSA (as defined herein) with Longview Oil Corp. ("Longview"); effect of commodity prices on the Corporation's financial results, condition and performance; effect of changes in the $US/$Canadian exchange rate, changes in Canadian crude oil differentials between WTI and Canadian realized pricing, and quality and transportation adjustments on Advantage’s realized prices; industry conditions, including effect of changes in commodity prices on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging strategy, including its anticipated effect on the volatility of Advantage's future cash flows through to March 2016 and on the volatility of Longview's sales and stability of funds from operations; effect of commodity price risk management activities on the Corporation, including on cash flows, sales and credit risk; the Corporation's plans to mitigate credit risk; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; average royalty rates and the impact of well depths, well production rates and commodity prices on average corporate royalty rates; projected royalty rates, including the estimated royalty rate for the life of a Glacier Montney horizontal well; Advantage's plans to continue to explore operating cost optimization initiatives; anticipated effect of the completion of a water disposal well on trucking and third party water disposal costs; anticipated timing of and effect of redirecting additional third party gas to the Glacier plant on processing income; Longview's anticipated operating costs during 2013; terms of the Corporation's and Longview's equity compensation plans; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide return to the Corporation's shareholders; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of next review of the credit facilities, the Corporation's expectations regarding extension of the credit facilities at each annual review, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts for each of Advantage and Longview; terms of the Corporation's convertible debentures; the ability of the Corporation to manage its capital structure, the Corporation's strategy for managing its capital structure, including the use of financial and operational forecasting processes, and the timing of reviews of capital structure and forecast information by management and the Board; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments and meet future obligations as they become due; outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, including the impact on the Corporation's operating netbacks, funds from operations and capital expenditures; anticipated effect of the Corporation's hedging program on the volatility of funds from operations and the balance of funds from operations and capital program expenditure requirements; Advantage's beliefs regarding its strategy to protect its business in the current industry and economic environment and its plans to monitor the possible impact on its business and strategy and to make adjustments, as necessary; Advantage's focus on development of the natural gas resource play at Glacier while retaining a significant investment in Longview; the Corporation's expectations as to its ability to maintain and/or increase production, as applicable, from Glacier at the levels and for the periods disclosed herein; the Corporation's estimated capital expenditure program from the 12 months ended March 31, 2014; the focus of each of the Corporation's and Longview's capital drilling program, including the number and type of wells projected to be drilled; the Corporation's development program to increase production at Glacier and the anticipated production levels and timing thereof; the Corporation's beliefs regarding the prospectively for Middle Montney natural gas liquids of the fairway where lands recently acquired by Advantage are located; the focus of Longview's 2013 capital program; and anticipated changes in accounting standards. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; failure to realize the anticipated benefits of the sale of the Corporation's non-core assets; failure to realize the benefits from or complete a transaction pursuant to the strategic alternative process; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Nine months ended
	September 30			September 30
($000)	2013	2012	% change	2013	2012	% change
Cash provided by operating activities	$41,696	$31,907	31%	$107,662	$63,281	70%
Expenditures on decommissioning liability	779	802	(3)%	3,625	2,143	69%
Changes in non-cash working capital	(3,675)	(3,418)	8%	12,766	22,016	(42)%
Finance expense (1)	(4,325)	(4,588)	(6)%	(13,110)	(12,503)	5%
Funds from operations	$34,475	$24,703	40%	$110,943	$74,937	48%

(1) Finance expense excludes non-cash accretion expense.

Non-core Asset Sales

The Advantage legal entity has systematically disposed of substantially all non-core assets since the third quarter of 2012, excluding Advantage's core Glacier Montney natural gas asset and its 21,150,010 share ownership position in Longview Oil Corp (“Longview”). In accordance with the requirements of IFRS, Advantage ceased recognizing depreciation on the property, plant and equipment effective when classified as held for sale. The carrying amounts of exploration and evaluation assets, property, plant and equipment, decommissioning liabilities and derivative liabilities associated with the assets held for sale were presented separately on the statement of financial position and reflected at the lesser of fair value less costs to sell and carrying amount. The net cash proceeds from all disposition transactions were used to reduce outstanding bank indebtedness.

The disposition transactions have had a pervasive impact on the financial and operating results and financial position of the Advantage legal entity such that historical financial and operating performance may not be indicative of actual future performance. Advantage is now a pure play company focused on our signature Glacier Montney property. Advantage’s other major assets now includes our 45.1% interest in Longview and investments in Questfire Energy Corp. (“Questfire”) including a $32.6 million Convertible Senior Secured Debenture (the “Questfire Debenture”) and 1.5 million Class B Shares of Questfire (the “Class B Shares”), which were received as partial consideration for certain asset dispositions.

Consolidation of Longview Oil Corp.

Advantage owns 21,150,010 common shares of Longview, representing an interest of approximately 45.1% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, the financial and operating results of Longview are consolidated 100% within Advantage and non-controlling interest has been recognized which represents Longview’s independent shareholders 54.9% ownership interest in the net assets and income of Longview. Refer to the MD&A section “Supplementary Financial and Operating Information for Advantage and Longview” which provides detailed financial and operational information with respect to the separate legal entities.

A Technical Services Agreement (“TSA”) exists between Advantage and Longview whereby Advantage provides the necessary personnel and technical services to manage Longview's business and Longview reimburses Advantage on a monthly basis for its share of administrative charges based on respective levels of production. Longview has an independent board of directors with four members. The officers of Longview provide services to Longview under the TSA but remain employees of Advantage.

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Supplementary Financial and Operating Information for Advantage and Longview

The following information has been presented to provide additional information with respect to the legal entity financial and operating information for each of Advantage and Longview.

	Three months ended			Nine months ended
	September 30, 2013			September 30, 2013
	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Production
Natural gas (mcf/d)	111,518	7,357	118,875	115,863	7,478	123,341
Crude oil (bbls/d)	85	4,122	4,207	312	4,227	4,539
NGLs (bbls/d)	20	511	531	339	527	866
Total (boe/d)	18,691	5,859	24,551	19,962	6,000	25,962
Natural gas (%)	100%	21%	81%	96%	21%	80%
Crude oil (%)	-%	70%	17%	2%	70%	17%
NGLs (%)	-%	9%	2%	2%	9%	3%

Natural Gas Prices ($/mcf)
Realized natural gas prices
Excluding hedging	$2.46	$2.58	$2.47	$2.97	$3.21	$2.99
Including hedging	$2.63	$2.58	$2.62	$3.01	$3.21	$3.02

Crude Oil and NGLs Prices ($/bbl)
Realized crude oil prices
Excluding hedging	$97.77	$98.49	$98.47	$84.67	$86.57	$86.44
Including hedging	$97.77	$89.63	$89.80	$84.85	$82.39	$82.56
Realized NGLs prices
Excluding hedging	$83.70	$53.17	$54.29	$67.80	$52.26	$58.34
Realized crude oil and NGLs prices
Excluding hedging	$95.13	$93.49	$93.52	$75.88	$82.76	$81.93
Including hedging	$95.13	$85.61	$85.82	$75.97	$79.05	$78.68

Cash netbacks ($/boe)
Petroleum and natural gas sales	$15.21	$77.16	$29.99	$19.73	$69.58	$31.25
Royalties	(0.75)	(13.06)	(3.69)	(1.10)	(12.14)	(3.65)
Realized gain (loss) on derivatives	0.99	(6.23)	(0.73)	0.20	(2.94)	(0.53)
Operating expense	(1.73)	(20.48)	(6.21)	(3.26)	(20.92)	(7.34)
Operating income	13.72	37.39	19.36	15.57	33.58	19.73
General and administrative expense (1)	(2.75)	(1.32)	(2.41)	(2.81)	(1.22)	(2.44)
Finance expense (2)	(1.65)	(2.75)	(1.92)	(1.64)	(2.56)	(1.85)
Other income (3)	0.29	-	0.22	0.15	0.40	0.22
Cash netbacks	$9.61	$33.32	$15.25	$11.27	$30.20	$15.66

(1) General and administrative expense excludes non-cash G&A.

(2) Finance expense excludes non-cash accretion expense.

(3) Other income excludes non-cash other income.

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	Three months ended			Nine months ended
	September 30, 2013			September 30, 2013
($000, except as otherwise indicated)	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Sales including realized hedging
Natural gas sales	$25,234	$1,744	$26,978	$94,054	$6,560	$100,614
Realized hedging gains	1,709	-	1,709	1,079	-	1,079
Natural gas sales including hedging	26,943	1,744	28,687	95,133	6,560	101,693
Crude oil and NGLs sales	914	39,847	40,761	13,490	107,405	120,895
Realized hedging gains (losses)	-	(3,357)	(3,357)	16	(4,823)	(4,807)
Crude oil and NGLs sales including hedging	914	36,490	37,404	13,506	102,582	116,088
Total	$27,857	$38,234	$66,091	$108,639	$109,142	$217,781
per boe	$16.20	$70.93	$29.26	$19.93	$66.64	$30.72

Royalties	$1,283	$7,041	$8,324	$6,011	$19,892	$25,903
per boe	$0.75	$13.06	$3.69	$1.10	$12.14	$3.65
Royalty Rate (percentage of petroluem and natural gas sales)	4.9%	16.9%	12.3%	5.6%	17.5%	11.7%

Operating expense	$2,978	$11,039	$14,017	$17,743	$34,266	$52,009
per boe	$1.73	$20.48	$6.21	$3.26	$20.92	$7.34

General and administrative expense (1)	$4,729	$714	$5,443	$15,314	$1,997	$17,311
per boe	$2.75	$1.32	$2.41	$2.81	$1.22	$2.44

Interest on bank indebtedness	$1,739	$1,481	$3,220	$5,697	$4,187	$9,884
per boe	$1.01	$2.75	$1.43	$1.05	$2.56	$1.39

Interest on convertible debentures	$1,105	$-	$1,105	$3,226	$-	$3,226
per boe	$0.64	$-	$0.49	$0.59	$-	$0.46

Other income (2)	$493	$-	$493	$840	$655	$1,495
per boe	$0.29	$-	$0.22	$0.15	$0.40	$0.22

Funds from operations	$16,516	$17,959	$34,475	$61,488	$49,455	$110,943
per boe	$9.61	$33.32	$15.25	$11.27	$30.20	$15.66
per share (3) (4)	$0.10	$0.38	$0.15	$0.37	$1.05	$0.50

Dividends from Longview (declared by Longview)	$3,172	$(7,039)	$(3,867)	$9,518	$(21,100)	$(11,582)

Expenditures on property, plant and equipment	$21,242	$13,373	$34,615	$79,069	$29,828	$108,897
Expenditures on exploration and evaluation assets	6,759	-	6,759	6,789	-	6,789
Total capital spending	$28,001	$13,373	$41,374	$85,858	$29,828	$115,686

Debt and working capital
Bank indebtedness				$139,941	$115,414	$255,355
Convertible debentures				$86,250	$-	$86,250
Working capital deficit				$19,836	$9,651	$29,487

(1) General and administrative expense excludes non-cash G&A.

(2) Other income excludes non-cash other income.

(3) Based on basic weighted average shares outstanding applicable to each legal entity.

(4) Consolidated funds from operations per share excludes funds from operations attributable to the non-controlling interest of Longview.

Advantage Oil & Gas Ltd. - 10

Overview

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	% change	2013	2012	% change
Cash provided by operating activities ($000)	$41,696	$31,907	31%	$107,662	$63,281	70%
Funds from operations ($000)	$34,475	$24,703	40%	$110,943	$74,937	48%
per share (1)	$0.15	$0.12	25%	$0.50	$0.35	43%
per boe	$15.25	$10.02	52%	$15.66	$9.70	61%

(1)	Based on basic weighted average shares outstanding and excludes funds from operations attributable to the non-controlling interest of Longview.

For the three months ended September 30, 2013, Advantage realized funds from operations of $34.5 million or $0.15 per share, an increase of 40% as compared to $24.7 million or $0.12 per share for the third quarter of 2012. For the nine months ended September 30, 2013, Advantage realized funds from operations of $110.9 million or $0.50 per share, an increase of 48% as compared to $74.9 million or $0.35 per share for 2012. The increased funds from operations and cash netbacks have been primarily attributable to improved commodity prices and partially offset by lower production due to non-core asset dispositions. Realized natural gas prices, excluding hedging, increased 19% for the three months and 56% for the nine months ended September 30, 2013, as compared to the same periods of 2012. Realized crude oil and NGLs prices, excluding hedging, increased 30% for the three months ended and 9% for the nine months ended September 30, 2013 when compared to 2012. Management has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”). Average daily production during the three and nine months ended September 30, 2013 decreased as compared to the same periods of 2012 as we completed several significant dispositions from the third quarter of 2012 through to the second quarter of 2013 to create a pure play company focused on our signature Glacier Montney property. The primary factor that causes significant variability of the Corporation’s cash provided by operating activities, funds from operations, net income and comprehensive income is commodity prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of commodity prices and our price risk management.

As a result of asset dispositions, including the reduction in ownership interest of Longview, and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

Petroleum, Natural Gas Sales and Hedging

	Three months ended			Nine months ended
	September 30			September 30
($000)	2013	2012	% change	2013	2012	% change
Natural gas sales	$26,978	$24,138	12%	$100,614	$69,735	44%
Realized hedging gains	1,709	-	100%	1,079	237	355%
Natural gas sales including hedging	28,687	24,138	19%	101,693	69,972	45%
Crude oil and NGLs sales	40,761	37,955	7%	120,895	124,738	(3)%
Realized hedging gains (losses)	(3,357)	522	(743)%	(4,807)	281	(1,811)%
Crude oil and NGLs sales including hedging	37,404	38,477	(3)%	116,088	125,019	(7)%
Total (1)	$66,091	$62,615	6%	$217,781	$194,991	12%

(1) Total excludes unrealized derivative gains and losses.

Total sales, excluding hedging, during the third quarter of 2013 was $67.7 million, an increase of $5.6 million or 9% when compared to the third quarter of 2012 attributable to improved commodity prices and partially offset by lower production due to non-core asset dispositions. Realized natural gas prices, excluding hedging, increased 19% for the three months and 56% for the nine months ended September 30, 2013, as compared to the same periods of 2012. Realized crude oil and NGLs prices, excluding hedging, increased 30% for the three months ended and 9% for the nine months ended September 30, 2013 when compared to 2012. Total sales, excluding hedging, during the third quarter of 2013 decreased $10.7 million or 14% from the second quarter of 2013, due to a temporary collapse in AECO prices that impacted the entire Alberta natural gas industry attributable to a significant increase in the TransCanada interruptible tolls for the transportation of natural gas from Alberta. This situation has since been resolved with an improvement in AECO prices for the new natural gas contract year that began November 1, 2013.

Advantage Oil & Gas Ltd. - 11

The Corporation’s financial results and condition will be dependent on the prices received for oil and natural gas production. As such, the Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact sales. Management has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”). For the three and nine months ended September 30, 2013, we recognized net realized derivative losses on settled derivative contracts as a result of higher crude oil prices, partially offset by realized derivative gains from lower natural gas prices, as compared to our average hedge prices.

Production

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	% change	2013	2012	% change
Natural gas (mcf/d)	118,875	126,606	(6)%	123,341	132,871	(7)%
Crude oil (bbls/d)	4,207	4,531	(7)%	4,539	4,772	(5)%
NGLs (bbls/d)	531	1,193	(55)%	866	1,289	(33)%
Total (boe/d)	24,551	26,825	(8)%	25,962	28,206	(8)%
Natural gas (%)	81%	79%		79%	79%
Crude oil (%)	17%	17%		17%	17%
NGLs (%)	2%	4%		4%	4%

Average daily production during the three and nine months ended September 30, 2013 decreased as compared to the same periods of 2012 attributable to significant non-core property dispositions.

Advantage’s stand-alone production averaged 112.1 mmcfe/d for the third quarter of 2013, as compared to 124.9 mmcfe/d for the third quarter of 2012 and 119.8 mmcfe/d realized during the second quarter of 2013. Advantage has completed several significant non-core gas weighted property dispositions from the third quarter of 2012 through to the second quarter of 2013 to create a pure play company focused on our signature Glacier Montney property. During the third quarter of 2013 Glacier daily production averaged 111.3 mmcfe/d due to strong production performance of our Montney wells.

As a result of Longview’s successful capital expenditure program that has focused on light oil development projects, crude oil production increased by 5% in the third quarter of 2013 to 4,122 bbls/d versus 3,938 bbls/d in 2012. Daily production averaged 5,859 boe/d for the third quarter of 2013, a 3% decrease from the third quarter of 2012. For the nine months ended September 30, 2013, daily production averaged 6,000 boe/d which represents a 3% decrease from the same period of 2012. High value crude oil production increased by 2% while natural gas and NGL volumes declined by 15% due to normal production declines.

Commodity Prices and Marketing

Natural Gas

	Three months ended			Nine months ended
	September 30			September 30
($/mcf)	2013	2012	% change	2013	2012	% change
Realized natural gas prices
Excluding hedging	$2.47	$2.07	19%	$2.99	$1.92	56%
Including hedging	$2.62	$2.07	27%	$3.02	$1.92	57%
AECO daily index	$2.45	$2.28	7%	$3.06	$2.12	44%

Advantage Oil & Gas Ltd. - 12

Realized natural gas prices, excluding hedging, for the three and nine months ended September 30, 2013 have increased significantly when compared to the same periods of 2012, generally corresponding to increases in AECO prices. Natural gas prices declined dramatically throughout 2012 due to decreased demand caused by the mild 2011/2012 winter and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays, that resulted in historic high inventory levels. Massive switching by electrical utilities from coal to natural gas during the 2012 summer combined with the 2012/2013 prolonged winter reduced the inventory levels to the five-year average resulting in a more balanced market and a significant improvement in pricing compared to 2012. For the third quarter of 2013 our realized natural gas prices, excluding hedging, were considerably below the second quarter of 2013 due to a temporary collapse in AECO prices that impacted the entire Alberta natural gas industry. During the current quarter there was a significant increase in the TransCanada interruptible tolls for the transportation of natural gas from Alberta to Ontario in an effort to encourage contracts for firm transportation service. This situation reduced the transportation of natural gas thereby increasing Alberta inventory and placing downward pressure on AECO prices. However, additional firm transportation has been contracted by shippers on TransCanada which has increased the transportation of natural gas from Alberta with an improvement in AECO prices for the new natural gas contract year that began November 1, 2013.

Advantage’s realized natural gas prices include deductions for unutilized sales gas pipeline fees associated with TransCanada pipeline firm service commitments of approximately 125 mmcf/d at Glacier for calendar 2013. We incur charges of approximately $0.25/mcf on these service commitments and since Glacier production has averaged less than the commitments, the unutilized firm service costs reduced our realized natural gas prices in comparison to AECO prices. Advantage has been successful is partially mitigating such transportation commitments by assignment to third parties resulting in less unutilized firm service and lower deductions for 2013 as compared to 2012.

Crude Oil and NGLs

	Three months ended			Nine months ended
	September 30			September 30
($/bbl)	2013	2012	% change	2013	2012	% change
Realized crude oil prices
Excluding hedging	$98.47	$77.36	27%	$86.44	$79.95	8%
Including hedging	$89.80	$78.61	14%	$82.56	$80.16	3%
Realized NGLs prices
Excluding hedging	$54.29	$51.97	4%	$58.34	$57.21	2%
Realized crude oil and NGLs prices
Excluding hedging	$93.52	$72.07	30%	$81.93	$75.11	9%
Including hedging	$85.82	$73.06	17%	$78.68	$75.28	5%
WTI ($US/bbl)	$105.82	$92.19	15%	$98.17	$96.20	2%
$US/$Canadian exchange rate	$0.96	$1.01	(5)%	$0.98	$1.00	(2)%
Edmonton Light ($/bbl)	$104.96	$84.91	24%	$95.64	$87.46	9%
WTI/Edmonton Light Differential ($/bbl)	$(5.27)	$(6.37)	(17)%	$(4.53)	$(8.74)	(48)%

Realized crude oil and NGLs prices, excluding hedging, increased 30% for the three months and 9% for the nine months ended September 30, 2013, as compared to the same periods of 2012. The price of WTI fluctuates based on regional and worldwide supply and demand fundamentals with significant price volatility experienced over the last several years. Advantage’s realized prices may not change to the same extent as WTI due to changes in Canadian crude oil differentials between WTI and Canadian realized pricing, the $US/$Canadian exchange rate, and quality and transportation adjustments. Although differentials continue to remain volatile, during 2013 the WTI/Edmonton Light differential significantly decreased resulting in stronger Canadian realized pricing that has benefited Advantage.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for crude oil and natural gas production. Crude oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. Any movement in crude oil and natural gas prices will have an effect on the Corporation’s financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk. Our Credit Facilities also separately limit the utilization of derivative contracts for each of Advantage and Longview. Advantage is allowed to hedge up to 65% of total estimated crude oil and natural gas production over the first three years and 50% over the fourth year. Longview is allowed to hedge up to 60% of total estimated crude oil and natural gas production over the first two years and 50% over the third year.

Advantage Oil & Gas Ltd. - 13

Advantage has entered into a number of natural gas hedges in support of our two year Glacier development plan. Our natural gas hedges will reduce the volatility of future cash flows through to March 2016 and have been particularly important during the current quarter of wider Canadian natural gas price differentials. Our hedging positions are summarized as follows:

		Forecast Production
	Average	Hedged	Average Price
Period	Production Hedged	(net of royalties)	AECO - $Cdn.
Q4 2013	38.1 mmcf/d	39%	$3.45/mcf
Q1 2014 to Q4 2014	50.2 mmcf/d	39%	$3.81/mcf
Q1 2015 to Q4 2015	45.0 mmcf/d	27%	$3.91/mcf
Q1 2016	42.7 mmcf/d	23%	$3.90/mcf

Longview has entered a number of crude oil hedges to reduce the volatility of sales in order to provide a measure of stability to their funds from operations in order to fund capital expenditures and dividend payments. Longview’s hedging positions are summarized as follows:

	Average	Average Price
Period	Production Hedged	WTI - $Cdn.
Q4 2013	2,000 bbls/d	$91.65/bbl
Q1 2014 to Q4 2014	2,000 bbls/d	$94.84/bbl

A summary of realized and unrealized hedging gains and losses for the three and nine months ended September 30, 2013 and 2012 are as follows:

	Three months ended			Nine months ended
	September 30			September 30
($000)	2013	2012	% change	2013	2012	% change
Realized gains (losses) on derivatives
Natural gas	$1,710	$-	100%	$1,080	$237	356%
Crude oil	(3,358)	522	(743)%	(4,808)	281	(1,811)%
Total realized gains (losses) on derivatives	(1,648)	522	(416)%	(3,728)	518	(820)%
Unrealized gains (losses) on derivatives
Natural gas	2,122	321	561%	5,429	(1,916)	(383)%
Crude oil	(2,184)	(2,484)	(12)%	(5,902)	3,463	(270)%
Total unrealized gains (losses) on derivatives	(62)	(2,163)	(97)%	(473)	1,547	(131)%
Total gains (losses) on derivatives	$(1,710)	$(1,641)	4%	$(4,201)	$2,065	(303)%

For the three and nine months ended September 30, 2013, we recognized net realized derivative losses on settled derivative contracts as a result of higher crude oil prices, partially offset by realized derivative gains from lower natural gas prices, as compared to our average hedge prices. As at September 30, 2013, the fair value of the derivative contracts outstanding and to be settled was a net asset of approximately $3.3 million, an increase of $2.2 million from the $1.1 million net asset at December 31, 2012. For the nine months ended September 30, 2013, this $2.2 million increase in the fair value of the net asset associated with the derivative contracts was recognized in income as an unrealized derivative gain (September 30, 2012 – $1.5 million unrealized derivative gain) offset by the recognition of a $2.7 million unrealized derivative loss associated with the net liability of derivative contracts outstanding that were subsequently assigned to Questfire upon disposition of corresponding assets. The valuation of the derivatives is the estimated fair value to settle the contracts as at September 30, 2013 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of comprehensive income as a derivative gain or loss with a corresponding derivative asset and liability recorded on the statement of financial position. These derivative contracts will settle from October 1, 2013 to March 31, 2016 corresponding to when the Corporation will recognize sales from production.

Advantage Oil & Gas Ltd. - 14

Royalties

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	% change	2013	2012	% change
Royalties ($000)	$8,324	$7,273	14%	$25,903	$26,211	(1)%
per boe	$3.69	$2.95	25%	$3.65	$3.39	8%
Royalty Rate (percentage of petroleum and natural gas sales)	12.3%	11.7%	0.6%	11.7%	13.5%	(1.8)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties include payments for Saskatchewan Resource Surcharge which is based on the petroleum and natural gas sales earned within the Province of Saskatchewan. Royalties also include the impact of gas cost allowance (“GCA”), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production. Our average corporate royalty rates are impacted by well depths, well production rates, and commodity prices.

Royalties for the three months ended September 30, 2013 have increased as compared to the same quarter of 2012 due to higher sales as a result of improved commodity prices that has also slightly increased the royalty rate. Royalties for the nine months ended September 30, 2013 are comparable to the same period of 2012 whereby additional royalties from increased sales were offset by reduced royalties from non-core property dispositions that generally attracted higher royalty rates. The royalty rate realized by each of Advantage and Longview on a stand-alone basis for the current quarter was 4.9% and 16.9%, respectively. Advantage’s royalty rates are predominately based on natural gas production and are generally low from our significant development at Glacier where the royalty rate for the life of a Glacier Montney horizontal well is approximately 5% due to industry provincial incentive programs. As production from Glacier has become a larger proportion of total production, we have experienced a continual reduction in our realized royalty rate.

Operating Expense

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	% change	2013	2012	% change
Operating expense ($000)	$14,017	$21,681	(35)%	$52,009	$67,033	(22)%
per boe	$6.21	$8.78	(29)%	$7.34	$8.67	(15)%

Operating expense for the three and nine months ended September 30, 2013 decreased as compared to the same periods of 2012 attributable to significant non-core property dispositions.

Operating expense per boe realized by Advantage on a stand-alone basis for the third quarter of 2013 was $1.73/boe, compared to $2.67/boe for the second quarter of 2013 and $5.42/boe for the third quarter of 2012. Advantage operating costs have decreased with the completion of non-core property dispositions from the third quarter of 2012 through to the second quarter of 2013 that had higher operating cost structures. Advantage operating expenses are driven by our significant development at Glacier whereby operating costs were $0.29/mcfe for the current quarter due to the continued efficiencies created by processing our natural gas through our 100% owned Glacier gas plant. Operating cost optimization initiatives are continuing with the recent completion of a water disposal well which will reduce trucking and third party water disposal costs commencing in the fourth quarter of 2013. Additional third party gas was redirected to our Glacier plant in September and expected to continue through November 2013 which will provide processing income.

Longview total operating expenses for the three and nine months ended September 30, 2013 were comparable to the same periods of 2012. Although total operating costs have remained relatively stable, operating costs per boe for the nine months ended September 30, 2013 increased by 4% to $20.92/boe, due to the slight variation of production during these periods. Additionally, to help stabilize fluctuating power costs, Longview fixed the price of 0.8 MW at $55.41/MWh for the period from January 2013 to December 2014.

Advantage Oil & Gas Ltd. - 15

General and Administrative Expense

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	% change	2013	2012	% change
General and administrative expense
Cash expense ($000)	$5,443	$4,397	24%	$17,311	$14,893	16%
per boe	$2.41	$1.78	35%	$2.44	$1.93	26%
Non-cash expense ($000)	$1,122	$1,490	(25)%	$4,779	$4,797	-%
per boe	$0.50	$0.60	(17)%	$0.67	$0.62	8%
Total general and administrative expense ($000)	$6,565	$5,887	12%	$22,090	$19,690	12%
per boe	$2.91	$2.38	22%	$3.11	$2.55	22%
Employees at September 30				81	122	(34)%

Cash general and administrative (“G&A”) expense increased for the three and nine months ended September 30, 2013 compared to the same periods of 2012 due to additional amounts provided to retain employees during the non-core asset disposition process and strategic alternatives review process, one-time costs associated with rationalizing staff following the completion of the property dispositions, and costs associated with our strategic review process.

Non-cash G&A expense is comprised of share based compensation, including restricted shares and stock options, granted to service providers with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. Restricted shares are generally granted when the Corporation demonstrates a positive total return, subject to Board of Directors approval, and on vesting are exchanged for common shares. Stock options are granted subject to Board of Directors approval and on vesting can be exercised at the option of the service providers in exchange for common shares. Compensation cost related to share based compensation is recognized as non-cash G&A expense over the vesting period based on the determination of fair value on grant date, the estimated number of restricted shares or stock options to vest, and certain management estimates. The fair value of share based compensation is the estimated fair value on grant date calculated utilizing option pricing models, including estimates, assumptions and available market data. As such, the fair value determined on grant date and recognized as expense over the vesting period is not cash and the actual gains or losses realized on eventual vesting and exercise can vary materially from the fair value.

Advantage stand-alone had a restricted share performance incentive plan that expired during the third quarter of 2012 and no Advantage restricted shares were granted during 2012. On September 13, 2012, shareholders of Advantage approved a new stock option plan, to continue providing for long term equity based compensation for service providers. For the nine months ended September 30, 2013, Advantage stand-alone recognized $4.5 million of compensation cost as non-cash G&A expense related to the amortization of the fair value of stock options granted over the vesting period. During the same period, 2.0 million stock options expired unexercised, 2.0 million stock options were exercised for cash consideration of approximately $40,000, and 3.8 million new replacement stock options were granted.

Longview non-cash G&A expense is comprised of restricted shares and for the nine months ended September 30, 2013, no restricted shares were granted and $0.3 million of compensation cost was recognized as non-cash G&A expense.

Depreciation Expense

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	% change	2013	2012	% change
Depreciation expense ($000)	$29,197	$32,866	(11)%	$83,306	$105,722	(21)%
per boe	$12.93	$13.32	(3)%	$11.75	$13.68	(14)%

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. For the three and nine months ended September 30, 2013, depreciation expense has decreased compared to the same periods of 2012 due to the reduced rate of depreciation per boe and lower production attributable to significant non-core property dispositions. The rate of depreciation per boe has decreased as Advantage ceased depreciation of assets held for sale in accordance with the requirements of IFRS (refer to the section “Non-core Asset Sales”).

Advantage Oil & Gas Ltd. - 16

Interest on Bank Indebtedness

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	% change	2013	2012	% change
Interest on bank indebtedness ($000)	$3,220	$3,490	(8)%	$9,884	$9,277	7%
per boe	$1.43	$1.41	1%	$1.39	$1.20	16%
Average effective interest rate	4.9%	4.4%	0.5%	5.0%	4.9%	0.1%

Interest on bank indebtedness for 2013 is generally comparable to 2012 with modestly higher effective interest rates slightly offset by lower average bank indebtedness. Our consolidated bank indebtedness outstanding at the end of September 30, 2013 was $255.4 million, a decrease of $17.2 million from December 31, 2012, consisting of $139.9 million and $115.5 million for each of the legal entities Advantage and Longview, respectively. The Corporation’s interest rates have increased due to the modestly higher debt to cash flow ratio as calculated pursuant to our Credit Facilities and are primarily based on short term bankers’ acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Interest and Accretion on Convertible Debentures

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	% change	2013	2012	% change
Interest on convertible
debentures ($000)	$1,105	$1,098	1%	$3,226	$3,226	-%
per boe	$0.49	$0.44	11%	$0.46	$0.42	10%
Accretion on convertible
debentures ($000)	$843	$809	4%	$2,503	$2,410	4%
per boe	$0.37	$0.33	12%	$0.35	$0.31	13%

Interest and accretion on convertible debentures for the three and nine months ended September 30, 2013 are comparable to the same periods of 2012 as there have been no changes in our convertible debentures outstanding. We have $86.2 million of 5% convertible debentures outstanding that are due to mature January 30, 2015.

Accretion on Decommissioning Liability

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	% change	2013	2012	% change
Accretion on decommissioning
liability ($000)	$846	$1,603	(47)%	$4,329	$4,687	(8)%
per boe	$0.37	$0.65	(43)%	$0.61	$0.61	-%

Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all petroleum and natural gas assets. Accretion on decommissioning liability represents the increase in the decommissioning liability each reporting period due to the passage of time and is currently calculated at an annualized rate of 3.09% of the liability. The decommissioning liability has decreased during 2013 due to $125.0 million derecognized attributable to non-core property dispositions and a $34.8 million decrease in the net present value of the decommissioning liability due to an increase in the risk-free rate.

Advantage Oil & Gas Ltd. - 17

Other Income (Expense)

	Three months ended			Nine months ended
	September 30			September 30
($000)	2013	2012	% change	2013	2012	% change
Gain (loss) on sale of assets held for sale	$(787)	$11,647	(107)%	$(6,859)	$11,647	(159)%
Loss on sale of property, plant and equipment	-	-	-%	-	(159)	(100)%
Interest income - Questfire Debenture	493	-	100%	820	-	100%
Accretion income - Questfire Debenture	570	-	100%	947	-	100%
Unrealized loss - Questfire Class B Shares	(450)	-	100%	(150)	-	100%
Miscellaneous income	-	27	(100)%	675	586	15%
	$(174)	$11,674	(101)%	$(4,567)	$12,074	(138)%

On April 30, 2013, Advantage closed a disposition transaction with Questfire and consideration consisted of $40.2 million of cash, the Questfire Debenture with a face value of $32.6 million and 1.5 million Class B Shares of Questfire. As a result, Advantage has recognized a $6.9 million loss on disposition as the fair value assigned to the consideration received was less than the carrying value of the assets held for sale. Advantage recognized $0.8 million of interest income earned at a 6% interest rate on the Questfire Debenture. The fair value of the Questfire Debenture was based on a discounted cash flow model at a discount rate of 18% such that the fair value assigned is less than the face value. Advantage records accretion income each reporting period to increase the carrying value to the fair value by the maturity date and therefore recognized $0.9 million of accretion income for the nine months ended September 30, 2013. The Class B Shares are recognized at fair value based on quoted trading prices and we recognized an unrealized loss of $0.2 million associated with a decrease in the fair value since acquired.

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the nine months ended September 30, 2013, the Corporation recognized a deferred income tax expense of $2.4 million as a result of the $9.4 million net income before taxes and non-controlling interest. As at September 30, 2013, the Corporation had a deferred income tax asset balance of $39.6 million and a deferred income tax liability balance of $3.8 million.

Net Income Attributable to Non-Controlling Interest

At September 30, 2013, Advantage had a 45.1% ownership interest in Longview with the remaining 54.9% held by outside interests or non-controlling interests. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, Advantage’s consolidated financial statements include 100% of Longview’s accounts. To determine the net income or loss attributable to the Advantage shareholders, it is necessary to deduct or add that portion of the net income or loss related to Longview that is consolidated within Advantage’s financial results but is attributable to the non-controlling interests. Therefore, for the nine months ended September 30, 2013, Advantage recognized a $4.9 million decrease to net income related to Longview’s net income consolidated within Advantage’s financial results but attributable to the non-controlling interests (September 30, 2012 - $4.2 million).

Advantage Oil & Gas Ltd. - 18

Net Income (Loss) and Comprehensive Income (Loss)

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	% change	2013	2012	% change
Net income (loss) and comprehensive income (loss) ($000)	$(1,342)	$(2,769)	(52)%	$2,021	$(28,907)	(107)%
per share - basic	$(0.01)	$(0.02)	(50)%	$0.01	$(0.17)	(106)%
- diluted	$(0.01)	$(0.02)	(50)%	$0.01	$(0.17)	(106)%

Advantage realized net income for the nine months ended September 30, 2013, a significant improvement from the same period of 2012. The increase is primarily due to higher funds from operations and less depreciation expense, partially offset by a loss recognized on the sale of non-core assets. Funds from operations have improved considerably during 2013 from increases in commodity prices as compared to 2012 and continued lower royalties and operating costs. Depreciation expense has decreased due to the reduced rate of depreciation per boe and lower production attributable to significant non-core gas weighted property dispositions. The rate of depreciation per boe has decreased as Advantage ceased depreciation of assets held for sale. Advantage also recognized a $6.9 million loss on disposition of non-core assets as the fair value assigned to the consideration received was less than the carrying value of the assets held for sale.

Cash Netbacks

	Three months ended				Nine months ended
	September 30				September 30
	2013		2012		2013		2012
	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Petroleum and natural gas sales	$67,739	$29.99	$62,093	$25.16	$221,509	$31.25	$194,473	$25.16
Royalties	(8,324)	(3.69)	(7,273)	(2.95)	(25,903)	(3.65)	(26,211)	(3.39)
Realized gain (loss) on derivatives	(1,648)	(0.73)	522	0.21	(3,728)	(0.53)	518	0.07
Operating expense	(14,017)	(6.21)	(21,681)	(8.78)	(52,009)	(7.34)	(67,033)	(8.67)
Operating income	43,750	19.36	33,661	13.64	139,869	19.73	101,747	13.17
General and administrative (1)	(5,443)	(2.41)	(4,397)	(1.78)	(17,311)	(2.44)	(14,893)	(1.93)
Finance expense (2)	(4,325)	(1.92)	(4,588)	(1.85)	(13,110)	(1.85)	(12,503)	(1.62)
Other income (3)	493	0.22	27	0.01	1,495	0.22	586	0.08
Funds from operations and cash netbacks	$34,475	$15.25	$24,703	$10.02	$110,943	$15.66	$74,937	$9.70

(1) General and administrative expense excludes non-cash G&A.

(2) Finance expense excludes non-cash accretion expense.

(3) Other income excludes non-cash other income.

For the three months ended September 30, 2013, Advantage realized funds from operations of $34.5 million or $15.25 per boe, an increase of 40% as compared to $24.7 million or $10.02 per boe for the third quarter of 2012. For the nine months ended September 30, 2013, Advantage realized funds from operations of $110.9 million or $15.66 per boe, an increase of 48% as compared to $74.9 million or $9.70 per boe for 2012. The increased funds from operations and cash netbacks have been primarily attributable to improved commodity prices and partially offset by lower production due to non-core asset dispositions. Realized natural gas prices, excluding hedging, increased 19% for the three months and 56% for the nine months ended September 30, 2013, as compared to the same periods of 2012. Realized crude oil and NGLs prices, excluding hedging, increased 30% for the three months ended and 9% for the nine months ended September 30, 2013 when compared to 2012. Management has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”). Average daily production during the three and nine months ended September 30, 2013 decreased as compared to the same periods of 2012 as we completed several significant dispositions from the third quarter of 2012 through to the second quarter of 2013 to create a pure play company focused on our signature Glacier Montney property.

Advantage Oil & Gas Ltd. - 19

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

		Payments due by period
($ millions)		Total	2013	2014	2015
Building leases		$2.1	$0.6	$1.5	$-
Pipeline/transportation		16.5	3.1	11.0	2.4
Bank indebtedness (1)	- principal	255.4	-	-	255.4
	- interest	22.2	3.3	12.8	6.1
Convertible debentures (2)	- principal	86.2	-	-	86.2
	- interest	6.4	-	4.3	2.1
Total contractual obligations		$388.8	$7.0	$29.6	$352.2

(1)	The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions. Under the terms of the agreements, the facilities are reviewed annually, with the next reviews scheduled in June 2014. The facilities are revolving, and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one-year term facilities, with the principal payable at the end of such one-year terms. Management fully expects that the facilities will be extended at each annual review.

(2)	As at September 30, 2013, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

	September 30, 2013
($000, except as otherwise indicated)	Advantage	Longview	Consolidated
Bank indebtedness (non-current)	$139,941	$115,414	$255,355
Working capital deficit (1)	19,836	9,651	29,487
Net debt	159,777	125,065	284,842
Convertible debentures maturity value (non-current)	86,250	-	86,250
Total debt	$246,027	$125,065	$371,092
Shares outstanding	168,382,838	46,928,094
Shares closing market price ($/share)	$3.96	$6.43
Market capitalization (2)	$666,796	$301,748

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date for each legal entity.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its ownership interests in Longview and Questfire. The capital structure is reviewed by Management and the Board on an ongoing basis.

Advantage Oil & Gas Ltd. - 20

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

The economic situation, industry conditions and financial markets during the last several years has created significant commodity price volatility. Natural gas prices have remained low for several years due to decreased demand caused by mild winters and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays. However, natural gas prices have experienced a significant improvement as compared to 2012 due to a prolonged 2012/2013 winter that has helped to reduce inventory levels to the five-year average resulting in a more balanced market. Although crude oil prices have generally remained strong, increased North American production has challenged current infrastructure resulting in volatile differentials that has generally placed downward pressure on Canadian realized prices. The outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, would be reductions in operating netbacks, funds from operations and capital expenditures. Advantage has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”). In order to strengthen our financial position and balance our cash flows, on May 22, 2012, Advantage sold 8,300,000 Longview common shares with net proceeds utilized to repay bank indebtedness. Additionally, the Advantage legal entity has systematically disposed of substantially all non-core assets since the third quarter of 2012, excluding Advantage's core Glacier Montney natural gas asset and its 21,150,010 share ownership position in Longview. The net cash proceeds from all disposition transactions were used to reduce outstanding bank indebtedness. Advantage is now a pure play company focused on our signature Glacier Montney property. We will continue to be very cognizant of improving our financial flexibility in the current environment.

We believe that Advantage has implemented strategies to protect our business as much as possible in the current industry and economic environment. We have implemented a strategy to substantially balance funds from operations and our capital program expenditure requirements. A hedging program was also executed to help reduce the volatility of funds from operations. However, we are still exposed to risks as a result of the current industry and economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

Shareholders’ Equity and Convertible Debentures

Advantage utilizes a combination of equity, convertible debentures, bank indebtedness and funds from operations to finance acquisitions and development activities.

As at September 30, 2013, Advantage had 168.4 million common shares outstanding and there were no changes in share capital during the nine months ended September 30, 2013. As at November 7, 2013, common shares outstanding have not changed since September 30, 2013.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at September 30, 2013 that were convertible to 10.0 million common shares based on the applicable conversion price and will mature in January 2015 (December 31, 2012 - $86.2 million outstanding and convertible to 10.0 million common shares). Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Bank Indebtedness, Credit Facilities and Other Obligations

At September 30, 2013, Advantage had consolidated bank indebtedness outstanding of $255.4 million consisting of $139.9 million and $115.5 million for each of the legal entities Advantage and Longview, respectively. Bank indebtedness has decreased $17.2 million since December 31, 2012 attributable to cash received from completion of non-core asset dispositions, partially offset by capital expenditures as our primary capital activity occurs during the winter months. On October 24, 2013, Advantage announced an increase in the credit facility borrowing base from $230 million to $300 million which combined with Longview’s existing $200 million borrowing base results in a current consolidated borrowing base of $500 million (the “Credit Facilities”). Advantage’s credit facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets of the legal entities. As well, the borrowing bases for the credit facilities are determined through utilizing the legal entities regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing bases. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing bases. The next annual reviews are scheduled to occur in June 2014. There can be no assurance that the credit facilities will be renewed at the current borrowing base levels at that time.

Advantage Oil & Gas Ltd. - 21

Advantage had a consolidated working capital deficiency of $29.5 million as at September 30, 2013. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. The working capital deficit has increased during the current quarter as we commenced our Phase VI capital development program at Glacier. We do not anticipate any problems in meeting future obligations as they become due as they can be satisfied with funds from operations, our available Credit Facilities, or sale of investments in Longview or Questfire.

Non-Controlling Interest

On completion of Longview’s initial public offering on April 14, 2011, Advantage owned 29,450,010 common shares of Longview representing a 63% equity ownership with the remaining 37% equity ownership held by outside interests or non-controlling interests. On May 22, 2012, Advantage sold 8,300,000 Longview common shares to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Advantage now owns 21,150,010 common shares of Longview, representing an interest of approximately 45.1% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. As such, Advantage’s consolidated financial statements include 100% of Longview’s accounts and non-controlling interest was recognized which represented Longview’s independent shareholders ownership interest in the net assets of Longview. Non-controlling interest on the statement of financial position is continually adjusted for the independent shareholders’ share of Longview’s net income or loss that is consolidated within Advantage’s financial results and reduced for any dividends declared by Longview to the independent shareholders. Therefore, for the nine months ended September 30, 2013, Advantage recognized a $4.9 million decrease to net income related to Longview’s net income consolidated within Advantage’s financial results but attributable to the non-controlling interests. This $4.9 million increased non-controlling interest on the statement of financial position with a decrease of $11.6 million related to dividends declared by Longview to the non-controlling interest ownership.

Capital Expenditures

	Three months ended		Nine months ended
	September 30		September 30
($000)	2013	2012	2013	2012
Drilling, completions and workovers	$29,411	$14,838	$90,660	$93,838
Well equipping and facilities	5,204	17,408	18,213	32,773
Land and seismic	-	21	24	65
Other	-	92	-	773
Expenditures on property, plant and equipment	34,615	32,359	108,897	127,449
Expenditures on exploration and evaluation assets	6,759	-	6,789	-
Proceeds from property dispositions	710	(10,954)	(52,398)	(10,971)
Net capital expenditures (1)	$42,084	$21,405	$63,288	$116,478

(1) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage

Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on oil and natural gas liquids production and development.

Advantage on a legal entity basis spent $79.1 million on property, plant and equipment for the nine months ended September 30, 2013, substantially all of which was incurred at Glacier. Advantage continues to focus on development of our Montney natural gas resource play at Glacier where we will continue to employ a phased development approach. During the first quarter of 2012 we completed our Glacier Phase IV development program and announced in March 2012 that as a result of the prevailing low natural gas pricing environment, we would maintain production from Glacier at between 90 and 100 mmcf/d utilizing our inventory of drilled wells. We experienced a prolonged 2012 spring break-up and other weather related conditions that delayed our Phase V Glacier capital program until September 2012 which included the drilling of 3 new Middle Montney evaluation wells and completion of previously drilled wells to maintain production. During the first quarter of 2013, we finished our Phase V capital program and completed all remaining wells with estimated sufficient behind pipe productivity from these well completions to sustain production at approximately 100 mmcf/d for the remainder of 2013. Our Phase VI Glacier capital program which is designed to ramp Advantage production to 135 mmcfe/d by the second quarter of 2014 is progressing on-track with three drilling rigs and budgeted capital expenditures for the twelve months ended March 31, 2014 estimated at $170 million. The capital program includes a total of 22 wells which consist of 7 Upper Montney wells, 3 Middle Montney wells and 12 Lower Montney wells. At September 30, 2013, five of the wells had been rig released and since then five additional wells have been rig released. Additionally, Advantage has spent $6.7 million on exploration and evaluation assets to acquire an additional 43.25 sections (27,680 acres) of 100% working interest Montney lands. These lands are located southeast of Glacier in a fairway that we believe is prospective for Middle Montney natural gas liquids. The acquired lands consist of three contiguous parcels. One parcel, containing 20.5 sections (13,120 acres), is located within one kilometer (0.6 miles) of our 100% owned southeast Glacier gas gathering pipeline. This pipeline is connected to our 100% owned Glacier gas plant. These land parcels are held under licenses which will not expire until September 2017 and can be extended for an additional five years with the drilling of two horizontal wells. These lands can also be continued indefinitely under production. Our total acreage position in the Montney has increased to 125.65 gross (120.35 net) sections.

Advantage Oil & Gas Ltd. - 22

Longview

During the third quarter of 2013, a total of six gross (5.6 net) wells were drilled resulting in five gross (4.8 net) oil wells. At Northgate, Saskatchewan, Longview drilled two gross (two net) wells targeting the Mississippian Midale formation. The initial well produced at a rate of 246 boe/d during the initial 30 days of production, comprised of 204 bbls/d of 41O API light oil and 250 mcf/d of natural gas. The second well has been on-stream for 14 days with production averaging 437 boe/d comprised of 316 bbls/d of 41O API light oil and 725 mcf/d of natural gas. A third well was drilled in early October and will be on-stream by mid-November. Longview has identified up to nine gross (nine net) additional drilling locations on this prospect. On a year to date basis Longview’s capital expenditures program has resulted in total production additions of 1,578 boe/d comprised of 1,395 bbls/d of light oil and 1,100 mcf/d of natural gas.

Sources and Uses of Funds

The following table summarizes the various funding requirements during the nine months ended September 30, 2013 and 2012 and the sources of funding to meet those requirements:

	Nine months ended
	September 30
($000)	2013	2012
Sources of funds
Funds from operations	$110,943	$74,937
Property dispositions	52,398	10,971
Proceeds from Longview financing	-	71,563
Increase in bank indebtedness	-	35,429
	$163,341	$192,900
Uses of funds
Expenditures on property, plant and equipment	$108,897	$127,449
Decrease in bank indebtedness	17,455	-
Dividends declared by Longview to non-controlling interest	11,582	9,882
Expenditures on exploration and evaluation assets	6,789	-
Expenditures on decommissioning liability	3,625	2,143
Change in non-cash working capital and other	14,993	53,426
	$163,341	$192,900

Funds from operations have increased primarily attributable to improved commodity prices and partially offset by lower production due to non-core asset dispositions. With completion of the non-core asset disposition process, we received $52.4 million in cash during the nine months ended September 30, 2013. As a result, bank indebtedness has decreased since December 31, 2012, offset by capital expenditures as our primary capital activity occurs during the winter months. To assist with funding capital expenditures, Advantage has typically utilized funds from operations and bank indebtedness from its Credit Facilities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Advantage Oil & Gas Ltd. - 23

Quarterly Performance

	2013				2012			2011
($000, except as otherwise indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Daily production
Natural gas (mcf/d)	118,875	123,843	127,398	125,455	126,606	132,411	139,664	137,480
Crude oil and NGLs (bbls/d)	4,738	5,366	6,127	6,148	5,724	5,880	6,582	6,498
Total (boe/d)	24,551	26,007	27,360	27,057	26,825	27,949	29,859	29,411
Average prices
Natural gas ($/mcf)
Excluding hedging	$2.47	$3.48	$3.00	$2.97	$2.07	$1.65	$2.02	$3.18
Including hedging	$2.62	$3.37	$3.05	$2.75	$2.07	$1.67	$2.02	$3.76
AECO daily index	$2.45	$3.55	$3.20	$3.22	$2.28	$1.90	$2.17	$3.20
Crude oil and NGLs ($/bbl)
Excluding hedging	$93.52	$80.35	$74.18	$70.94	$72.07	$70.97	$81.48	$87.06
Including hedging	$85.82	$78.57	$73.12	$72.94	$73.06	$71.73	$80.41	$85.88
WTI ($US/bbl)	$105.82	$94.23	$94.34	$88.20	$92.19	$93.51	$102.94	$94.02
Total sales including realized hedging	$66,091	$76,363	$75,327	$72,944	$62,615	$58,526	$73,850	$98,858
Net income (loss)	$(1,342)	$8,342	$(4,979)	$(60,218)	$(2,769)	$(15,579)	$(10,559)	$(145,063)
per share - basic	$(0.01)	$0.05	$(0.03)	$(0.36)	$(0.02)	$(0.10)	$(0.06)	$(0.87)
- diluted	$(0.01)	$0.05	$(0.03)	$(0.36)	$(0.02)	$(0.10)	$(0.06)	$(0.87)
Funds from operations	$34,475	$40,171	$36,297	$32,529	$24,703	$18,243	$31,991	$54,634

The table above highlights the Corporation’s performance for the third quarter of 2013 and also for the preceding seven quarters. Production decreased in the second and third quarters of 2012 as a result of numerous facilities outages due to annual turnaround maintenance, facility construction activities, and prolonged spring break-up and other related weather conditions that caused lease access restrictions. This delayed our Glacier capital program that resumed in September to maintain production at between 90 and 100 mmcf/d. Production was also impacted as production from our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 due to maintenance and a fire that occurred at a third party processing facility. With Lookout Butte back on production in early November 2012 and the resumption of our capital programs, we experienced an improvement in our fourth quarter 2012 and first quarter 2013 production. In the second quarter of 2013, production decreased as we completed the final significant non-core asset disposition on April 30, 2013.

Our financial results, including sales and funds from operations, are significantly impacted by commodity prices, particularly natural gas. During 2011 and into the summer of 2012, natural gas prices continued to decrease which reduced our corresponding sales and funds from operations, although stronger relative crude oil and NGLs prices partially mitigated the impact. From the third quarter of 2012 to the second quarter of 2013, natural gas prices have gradually improved which has positively impacted our sales and funds from operations. However, during the third quarter of 2013 sales and funds from operations have decreased due to a temporary collapse in AECO prices that impacted the entire Alberta natural gas industry attributable to a significant increase in the TransCanada interruptible tolls for the transportation of natural gas from Alberta. This situation has since been resolved with an improvement in AECO prices for the new natural gas contract year that began November 1, 2013.

Advantage has generally recognized net losses primary driven by weak natural gas prices, although we have also continued to achieve cost reductions and lower expenses. During the fourth quarter of 2011, Advantage recognized an impairment loss of $187.7 million related to two CGUs that consisted of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment. During the fourth quarter of 2012 our assets held for sale were reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million. Additionally, in the fourth quarter of 2012 Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves.

Advantage Oil & Gas Ltd. - 24

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition. There have been no changes to the nature and extent of our judgments and estimates during the nine months ended September 30, 2013. Additional information concerning our judgments and estimates is disclosed in the notes to the audited financial statements and MD&A for the year ended December 31, 2012.

Changes in Accounting Policies

The Corporation has adopted, as required, the following new and revised standards along with any consequential amendments, effective January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 is a new standard that has replaced SIC 12, “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. The new standard eliminates the risks and rewards approach and establishes control as the single basis for determining the consolidation of an entity. We have determined that the new standard has no effect on the accounting methodology with respect to Longview Oil Corp. We will continue to control Longview Oil Corp. under IFRS 10 as we did under IAS 27, and as such will consolidate Longview Oil Corp. as a subsidiary of Advantage.

IFRS 11 – Joint Arrangements, IAS 28 – Investments in Associates and Joint Ventures

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities, Non-Monetary Contributions by Ventures and requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation depending on the contractual rights and obligations of the parties that jointly controls the arrangement. Joint ventures will be accounted for using the equity method of accounting as set out in IAS 28 whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses. The Corporation determined all of its joint arrangements to be joint operations as defined in IFRS 11 and that the adoption and application of these standards did not result in any changes in the accounting for joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides the required disclosures for interests in subsidiaries and joint arrangements. These disclosures require information that will assist users of financial statements to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. As Advantage does not have any joint ventures as defined in IFRS 11 and no single joint arrangement that is material to the reporting entity, the adoption and application of this standard did not result in any changes to the disclosure of interests in joint arrangements.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The adoption of this standard did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Accounting Pronouncements not yet Adopted

There have been no changes to accounting pronouncements not yet adopted during the nine months ended September 30, 2013. Additional information concerning accounting pronouncements not yet adopted is disclosed in the notes to the audited financial statements and MD&A for the year ended December 31, 2012.

Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

Advantage Oil & Gas Ltd. - 25

Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Outlook

Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on crude oil and natural gas liquids production and development.

Advantage has systematically disposed of substantially all remaining non-core assets since the third quarter of 2012. Advantage is now a pure play company focused on our signature Glacier Montney property with current production of approximately 110 mmcfe/d (18,300 boe/d), operating costs of approximately $0.30/mcfe ($1.80/boe) and a royalty rate of 5%. The unique cost structure at Glacier delivers strong operating income even during low natural gas prices.

Our Phase VI Glacier capital program which is designed to ramp Advantage production to 135 mmcfe/d by the second quarter of 2014 is progressing on-track with three drilling rigs and budgeted capital expenditures for the twelve months ended March 31, 2014 estimated at $170 million. The capital program includes a total of 22 wells which consist of 7 Upper Montney wells, 3 Middle Montney wells and 12 Lower Montney wells. At September 30, 2013, five of the wells had been rig released and since then five additional wells have been rig released. Advantage has also acquired an additional 43.25 sections (27,680 acres) of 100% working interest Montney lands. These lands are located southeast of Glacier in a fairway that we believe is prospective for Middle Montney natural gas liquids. The acquired lands consist of three contiguous parcels. One parcel, containing 20.5 sections (13,120 acres), is located within one kilometer (0.6 miles) of our 100% owned southeast Glacier gas gathering pipeline. This pipeline is connected to our 100% owned Glacier gas plant. These land parcels are held under licenses which will not expire until September 2017 and can be extended for an additional five years with the drilling of two horizontal wells. These lands can also be continued indefinitely under production. Our total acreage position in the Montney has increased to 125.65 gross (120.35 net) sections.

Continued successful drilling results at Glacier have increased the quality and magnitude of our Montney natural gas resource that contains significant scope and scale as validated by an independent reserve evaluator. The solid economics of our Montney development even during lower natural gas prices provides Advantage with a significant drilling inventory.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

November 7, 2013

Advantage Oil & Gas Ltd. - 26

Consolidated Statement of Financial Position
(thousands of Canadian dollars) (unaudited)	Notes	September 30, 2013	December 31, 2012

ASSETS
Current assets
Trade and other receivables		$27,336	$32,657
Prepaid expenses and deposits		4,242	5,143
Derivative asset	9	4,481	2,186
Assets held for sale	4	-	222,877
Total current assets		36,059	262,863

Non-current assets
Derivative asset	9	5,768	-
Investment - Questfire Class B Shares	5	4,500	-
Investment - Questfire Debenture	6	26,307	-
Exploration and evaluation assets		10,287	2,381
Property, plant and equipment	7	1,601,970	1,605,659
Deferred income tax asset	12	39,648	42,893
Total non-current assets		1,688,480	1,650,933
Total assets		$1,724,539	$1,913,796

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$61,065	$84,979
Derivative liability	9	6,239	1,096
Liabilities associated with assets held for sale	4	-	136,540
Total current liabilities		67,304	222,615

Non-current liabilities
Derivative liability	9	722	-
Bank indebtedness	10	255,355	272,511
Convertible debentures		81,611	79,108
Decommissioning liability	11	104,501	126,224
Deferred income tax liability	12	3,796	4,628
Total non-current liabilities		445,985	482,471
Total liabilities		513,289	705,086

SHAREHOLDERS' EQUITY
Share capital	13	2,229,598	2,229,598
Convertible debentures equity component		8,348	8,348
Contributed surplus		91,164	84,962
Deficit		(1,250,185)	(1,252,206)
Total shareholders' equity attributable to Advantage shareholders		1,078,925	1,070,702
Non-controlling interest		132,325	138,008
Total shareholders' equity		1,211,250	1,208,710
Total liabilities and shareholders' equity		$1,724,539	$1,913,796

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 27

Consolidated Statement of Comprehensive Income (Loss)

		Three months ended		Nine months ended
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Petroleum and natural gas sales		$67,739	$62,093	$221,509	$194,473
Less: royalties		(8,324)	(7,273)	(25,903)	(26,211)
Petroleum and natural gas revenue		59,415	54,820	195,606	168,262

Operating expense		(14,017)	(21,681)	(52,009)	(67,033)
General and administrative expense		(6,565)	(5,887)	(22,090)	(19,690)
Depreciation expense	7	(29,197)	(32,866)	(83,306)	(105,722)
Exploration and evaluation expense		(136)	(65)	(136)	(140)
Finance expense		(6,014)	(7,005)	(19,942)	(19,630)
Gains (losses) on derivatives	9	(1,710)	(1,641)	(4,201)	2,065
Other income (expenses)	16	(174)	11,674	(4,567)	12,074
Income (loss) before taxes and non-controlling interest		1,602	(2,651)	9,355	(29,814)
Income tax recovery (expense)	12	(699)	265	(2,412)	5,101
Net income (loss) and comprehensive income (loss) before non-controlling interest		903	(2,386)	6,943	(24,713)
Net income attributable to non-controlling interest		(2,245)	(383)	(4,922)	(4,194)
Net income (loss) and comprehensive income (loss) attributable to Advantage shareholders		$(1,342)	$(2,769)	$2,021	$(28,907)

Net income (loss) per share attributable to Advantage shareholders	14
Basic		$(0.01)	$(0.02)	$0.01	$(0.17)
Diluted		$(0.01)	$(0.02)	$0.01	$(0.17)

See accompanying Notes to the Interim Consolidated Financial Statements

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Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non-controlling interest	Total shareholders' equity

Balance, December 31, 2012		$2,229,598	$8,348	$84,962	$(1,252,206)	$1,070,702	$138,008	$1,208,710
Net income and comprehensive income		-	-	-	2,021	2,021	4,922	6,943
Share based compensation	13, 15	-	-	6,202	-	6,202	-	6,202
Change in ownership interest, share based compensation		-	-	-	-	-	977	977
Dividends declared by Longview ($0.45 per Longview share)		-	-	-	-	-	(11,582)	(11,582)
Balance, September 30, 2013		$2,229,598	$8,348	$91,164	$(1,250,185)	$1,078,925	$132,325	$1,211,250

Balance, December 31, 2011		$2,214,784	$8,348	$71,762	$(1,163,081)	$1,131,813	$107,118	$1,238,931
Net loss and comprehensive loss		-	-	-	(28,907)	(28,907)	4,194	(24,713)
Share based compensation	13, 15	14,814	-	(9,741)	-	5,073	-	5,073
Change in ownership interest, sale of 8,300,000 shares of Longview		-	-	19,871	-	19,871	51,692	71,563
Change in ownership interest, share based compensation		-	-	-	-	-	934	934
Dividends declared by Longview ($0.45 per Longview share)		-	-	-	-	-	(9,882)	(9,882)
Balance, September 30, 2012		$2,229,598	$8,348	$81,892	$(1,191,988)	$1,127,850	$154,056	$1,281,906

See accompanying Notes to the Interim Consolidated Financial Statements

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Consolidated Statement of Cash Flows

		Three months ended		Nine months ended
(thousands of Canadian dollars) (unaudited)	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Operating Activities
Income (loss) before taxes and non-controlling interest		$1,602	$(2,651)	$9,355	$(29,814)
Add (deduct) items not requiring cash:
Share based compensation	15	1,122	1,490	4,779	4,797
Depreciation expense	7	29,197	32,866	83,306	105,722
Exploration and evaluation expense		136	65	136	140
Unrealized loss (gain) on derivatives	9	62	2,163	473	(1,547)
Loss on sale of property, plant and equipment		-	-	-	159
Loss (gain) on sale of assets held for sale		787	(11,647)	6,859	(11,647)
Accretion income - Questfire Debenture		(570)	-	(947)	-
Unrealized loss - Questfire Class B Shares		450	-	150	-
Finance expense		6,014	7,005	19,942	19,630
Expenditures on decommissioning liability	4, 11	(779)	(802)	(3,625)	(2,143)
Changes in non-cash working capital	17	3,675	3,418	(12,766)	(22,016)
Cash provided by operating activities		41,696	31,907	107,662	63,281

Financing Activities
Proceeds from sale of shares in Longview		-	-	-	71,563
Increase (decrease) in bank indebtedness	10	(7,408)	(15,621)	(17,455)	35,429
Dividends paid by Longview		(3,864)	(3,853)	(11,578)	(9,465)
Interest paid		(5,064)	(5,615)	(13,898)	(14,155)
Cash provided by (used in) financing activities		(16,336)	(25,089)	(42,931)	83,372

Investing Activities
Expenditures on property, plant and equipment	7, 17	(17,843)	(17,772)	(110,296)	(157,624)
Expenditures on exploration and evaluation assets		(6,759)	-	(6,789)	-
Property dispositions		(758)	10,954	52,354	10,971
Cash used in investing activities		(25,360)	(6,818)	(64,731)	(146,653)
Net change in cash		-	-	-	-
Cash, beginning of period		-	-	-	-
Cash, end of period		$-	$-	$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 30

Notes to The Interim Consolidated Financial Statements

September 30, 2013 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate oil and natural gas development and production corporation with properties located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 700, 400 – 3rd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2012, except as identified in note 3. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 7, 2013, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2012.

The methods used to measure fair values of derivative instruments are discussed in note 9.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control, including Longview Oil Corp. (“Longview”), a public Canadian corporation that is a junior oil-focused development and production company with properties located in Western Canada. Advantage owns 45.1% of the common shares of Longview at September 30, 2013. Because the remaining ownership is dispersed, Advantage is considered to control Longview. Therefore, Longview is accounted for on a consolidated basis in these financial statements. The remaining 54.9% ownership is disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

Advantage Oil & Gas Ltd. - 31

3.	Significant accounting policies

(a)	Accounting policies applied to recent transaction

On April 30, 2013, Advantage completed the sale of substantially all non-core assets (see note 4). Proceeds received consisted of cash and non-cash consideration. The Questfire Class B Shares have been classified as financial assets at fair value through profit or loss. The Questfire Debenture has been classified as financial assets at amortized cost. These classifications are consistent with Advantage’s accounting policies for financial instruments as defined in Note 3(c) of the audited consolidated financial statements for the year ended December 31, 2012.

(b)	Changes in accounting policies

The Corporation has adopted, as required, the following new and revised standards along with any consequential amendments, effective January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 is a new standard that has replaced SIC 12, “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. The new standard eliminates the risks and rewards approach and establishes control as the single basis for determining the consolidation of an entity. We have determined that the new standard has no effect on the accounting methodology with respect to Longview Oil Corp. We will continue to control Longview Oil Corp. under IFRS 10 as we did under IAS 27, and as such will consolidate Longview Oil Corp. as a subsidiary of Advantage.

IFRS 11 – Joint Arrangements, IAS 28 – Investments in Associates and Joint Ventures

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities, Non-Monetary Contributions by Ventures and requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation depending on the contractual rights and obligations of the parties that jointly controls the arrangement. Joint ventures will be accounted for using the equity method of accounting as set out in IAS 28 whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses. The Corporation determined all of its joint arrangements to be joint operations as defined in IFRS 11 and that the adoption and application of these standards did not result in any changes in the accounting for joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides the required disclosures for interests in subsidiaries and joint arrangements. These disclosures require information that will assist users of financial statements to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. As Advantage does not have any joint ventures as defined in IFRS 11 and no single joint arrangement that is material to the reporting entity, the adoption and application of this standard did not result in any changes to the disclosure of interests in joint arrangements.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The adoption of this standard did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

(c)	New standards and interpretations not yet adopted

There were no new or amended standards issued during the nine months ended September 30, 2013 that are applicable to the Corporation in future periods. A description of standards and interpretations that will be adopted by the Corporation in future periods can be found in the notes to the audited consolidated financial statements for the year ended December 31, 2012.

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4.	Assets held for sale

On February 5, 2013, Advantage announced that it had signed a definitive agreement (the “Transaction”) with Questfire Energy Corp. (“Questfire”) for the sale of certain oil and gas properties. The Transaction closed on April 30, 2013. The Transaction, along with another minor sale that closed in January 2013, constituted the sale of substantially all of the non-core assets of the Advantage legal entity. All Advantage legal entity assets and associated liabilities presented as held for sale at December 31, 2012 have been derecognized from the Consolidated Statement of Financial Position. Consideration received by Advantage from Questfire consisted of $40.2 million of cash, a Convertible Senior Secured Debenture (“Questfire Debenture”) with a face value of $32.6 million and a fair value of $25.4 million at closing based on an 18% discount rate applied to future cash flows, and 1.5 million Class B Shares of Questfire (“Questfire Class B Shares”) with a fair value of $4.7 million at closing.

The following table provides detail of the assets and liabilities classified as held for sale as at September 30, 2013:

Assets held for sale
Balance at December 31, 2011	$-
Transferred from property, plant and equipment - cost (note 7)	581,444
Transferred from property, plant and equipment - accumulated depreciation and impairment losses (note 7)	(288,694)
Transferred from exploration and evaluation assets	3,127
Impairment of assets held for sale	(73,000)
Balance at December 31, 2012	$222,877
Additions	590
Change in decommissioning liability	(5,483)
Disposals	(216,731)
Transferred to exploration and evaluation assets	(1,253)
Balance at September 30, 2013	$-

Liabilities associated with assets held for sale
Balance at December 31, 2011	$-
Transferred from decommissioning liability (note 11)	136,540
Balance at December 31, 2012	$136,540
Change in decommissioning liability	(5,483)
Accretion - decommissioning liability	582
Expenditures on decommissioning liability	(2,060)
Transferred from derivative liability	2,671
Disposals - decommissioning liability and derivative liability	(127,541)
Transferred to decommissioning liability (note 11)	(4,709)
Balance at September 30, 2013	$-

For the three and nine months ended September 30, 2013, Advantage realized a loss on sale of assets held for sale of $0.8 million and $6.9 million, respectively.

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5.	Investment – Questfire Energy Corp. – Class B Shares

Advantage received as proceeds of the Transaction (note 4), 1,500,000 Questfire Class B Shares. The Questfire Class B Shares are convertible at the option of Questfire any time after September 30, 2014, into a number of Class A Shares of Questfire (“Questfire Class A Shares”) equal to $10.00 divided by the greater of $1.00 and the then current market price of Questfire Class A Shares. The Questfire Class B Shares are convertible at the option of Advantage any time after November 30, 2016 on the same basis.

6.	Investment – Questfire Energy Corp. – Convertible Senior Secured Debenture

Advantage received as proceeds of the Transaction (note 4), a Convertible Senior Secured Debenture of Questfire with a face value of $32.6 million. The terms of the Questfire Debenture are defined in the Indenture Agreement (the “Indenture”): The Debenture bears interest at a rate of 6.0% per annum from April 30, 2013 to April 30, 2014, 7% per annum from May 1, 2014 to April 30, 2015, and 9% per annum from May 1, 2015 to maturity on April 30, 2016. The Questfire Debenture only becomes convertible at the option of Advantage for 30 days after any of the following events: October 31, 2015; April 1, 2016; a default by Questfire as defined in the Indenture; any conversion of Questfire Class B Shares into Questfire Class A Shares effected by Questfire; a change of control of Questfire as defined in the Indenture; the election by Questfire to satisfy an interest payment in Questfire Class A Shares in accordance with terms defined in the Indenture. If converted, the Questfire Debenture will be converted into Questfire Class A Shares at the then current market price of the latter.

Advantage Oil & Gas Ltd. - 34

7.	Property, plant and equipment
	Oil & gas	Furniture and
Cost	properties	equipment	Total
Balance at December 31, 2011	$2,352,639	$4,467	$2,357,106
Additions	173,911	773	174,684
Change in decommissioning liability (note 11)	11,095	-	11,095
Disposals	(6,443)	-	(6,443)
Transferred from exploration and evaluation assets	2,305	-	2,305
Transferred to assets held for sale (note 4)	(581,444)	-	(581,444)
Balance at December 31, 2012	$1,952,063	$5,240	$1,957,303
Additions	108,307	-	108,307
Change in decommissioning liability (note 11)	(28,501)	-	(28,501)
Disposals	(225)	-	(225)
Balance at September 30, 2013	$2,031,644	$5,240	$2,036,884

	Oil & gas	Furniture and
Accumulated depreciation and impairment losses	properties	equipment	Total
Balance at December 31, 2011	$477,939	$1,880	$479,819
Depreciation	131,503	672	132,175
Impairment of oil and gas properties	31,865	-	31,865
Disposals	(3,521)	-	(3,521)
Transferred to assets held for sale (note 4)	(288,694)	-	(288,694)
Balance at December 31, 2012	$349,092	$2,552	$351,644
Depreciation	82,903	403	83,306
Disposals	(36)	-	(36)
Balance at September 30, 2013	$431,959	$2,955	$434,914

	Oil & gas	Furniture and
Net book value	properties	equipment	Total
At December 31, 2012	$1,602,971	$2,688	$1,605,659
At September 30, 2013	$1,599,685	$2,285	$1,601,970

During the nine months ended September 30, 2013, Advantage capitalized general and administrative expenditures directly related to development activities of $8.2 million (September 30, 2012 - $4.6 million).

8.	Related party transactions

Transactions between Advantage and Longview

At September 30, 2013, amounts due from Longview totaled $2.4 million (December 31, 2012 - $2.2 million). Advantage charged Longview $3.9 million during the nine months ended September 30, 2013 (September 30, 2012 - $3.9 million) under the Technical Services Agreement (“TSA”). Dividends declared and paid or payable from Longview to Advantage during the nine months ended September 30, 2013 totaled $9.5 million (September 30, 2012 - $11.2 million). All amounts due to and from Longview are non-interest bearing in nature, settled monthly and were incurred within the normal course of business. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated on consolidation.

Advantage Oil & Gas Ltd. - 35

9.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, investment in Questfire Class B Shares, investment in Questfire Debenture, trade and other accrued liabilities, bank indebtedness, convertible debentures and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at September 30, 2013, there were no significant differences between the carrying amounts reported on the Interim Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

The Questfire Debenture has been classified as a financial asset at amortized cost. As at September 30, 2013, there was no significant difference between the carrying amount reported on the Interim Consolidated Statement of Financial Position and the estimated fair value of the financial asset. No value was assigned to the conversion option, due to its restrictions and short term to maturity.

The Corporation has a convertible debenture obligation outstanding, of which the liability component has been classified as a financial liability at amortized cost. The convertible debenture has fixed terms and interest rates resulting in fair values that will vary over time as market conditions change. As at September 30, 2013, the estimated fair value of the outstanding convertible debenture obligation was $86.3 million (December 31, 2012 - $86.0 million). The fair value of the liability component of convertible debentures was determined based on the current public trading activity of the debenture.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. Financial assets measured at fair value based on a level 1 input consist solely of the investment in Questfire Class B Shares, using a quoted market price. The Corporation does not have any financial liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. For assets and liabilities measured at fair value on a recurring basis, such as derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 36

9.	Financial risk management (continued)

(a)	Price and currency risk

As at September 30, 2013, the Corporation had the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO

Fixed price	January 2013 to December 2013	14,217 mcf/d	Cdn $3.51/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	Cdn $3.14/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	Cdn $3.17/mcf
Fixed price	April 2013 to October 2013	4,739 mcf/d	Cdn $2.95/mcf
Fixed price	October 2013 to March 2014	5,687 mcf/d	Cdn $4.01/mcf
Fixed price	October 2013 to March 2014	5,687 mcf/d	Cdn $4.01/mcf
Fixed price	January 2014 to March 2014	14,217 mcf/d	Cdn $3.85/mcf
Fixed price	January 2014 to March 2014	18,956 mcf/d	Cdn $3.84/mcf
Fixed price	April 2014 to October 2014	14,217 mcf/d	Cdn $3.68/mcf
Fixed price	April 2014 to October 2014	18,956 mcf/d	Cdn $3.68/mcf
Fixed price	April 2014 to March 2015	18,956 mcf/d	Cdn $3.82/mcf
Fixed price	November 2014 to March 2015	14,217 mcf/d	Cdn $4.02/mcf
Fixed price	November 2014 to March 2015	18,956 mcf/d	Cdn $4.01/mcf
Fixed price	April 2015 to March 2016	18,956 mcf/d	Cdn $3.90/mcf
Fixed price	April 2015 to March 2016	9,478 mcf/d	Cdn $3.90/mcf
Fixed price	April 2015 to March 2016	14,217 mcf/d	Cdn $3.91/mcf

Crude oil - WTI

Fixed price	January 2013 to December 2013	1,000 bbls/d	Cdn $90.29/bbl
Fixed price	February 2013 to December 2013	1,000 bbls/d	Cdn $93.00/bbl
Fixed price	January 2014 to December 2014	1,000 bbls/d	Cdn $94.82/bbl
Fixed price	January 2014 to December 2014	1,000 bbls/d	Cdn $94.85/bbl

The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

Advantage Oil & Gas Ltd. - 37

9.	Financial risk management (continued)

(b)	Capital management

Advantage’s capital structure as at September 30, 2013 and December 31, 2012 is as follows:

	September 30, 2013	December 31, 2012
Bank indebtedness (non-current) (note 10)	$255,355	$272,511
Working capital deficit (1)	29,487	47,179
Net debt	284,842	319,690
Convertible debentures maturity value (non-current)	86,250	86,250
Total debt	$371,092	$405,940
Shares outstanding (note 13)	168,382,838	168,382,838
Share closing market price ($/share)	$3.96	$3.20
Market capitalization (2)	666,796	538,825
Total capitalization	$1,037,888	$944,765

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

10.	Bank indebtedness

	September 30, 2013	December 31, 2012
Revolving credit facility	$256,716	$274,171
Discount on Bankers Acceptances and other fees	(1,361)	(1,660)
Balance, end of period	$255,355	$272,511

As at September 30, 2013, the Corporation had credit facilities (the "Credit Facilities") of $430 million, comprised of $230 million held by Advantage and $200 million held by Longview. The Credit Facilities are comprised of $40 million extendible revolving operating loan facilities from one financial institution and $390 million of extendible revolving loan facilities from a syndicate of financial institutions. On October 24, 2013, the Credit Facilities of the Advantage legal entity were increased to $300 million, pursuant to a semi-annual review conducted by the syndicate of lenders. Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, LIBOR rate or bankers' acceptance rate plus between 1.00% and 3.50% depending on the type of borrowing and the Corporations’ debt to cash flow ratio. The Credit Facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets. The amounts available to the Corporation from time to time under the Credit Facilities are based upon the borrowing base determined semi-annually by the lenders. The revolving period for the Credit Facilities will end in June 2014 unless extended at the option of the syndicate for a further 364 day period. If the Credit Facilities are not extended, they will convert to non-revolving term facilities due 365 days after the last day of the revolving period. The Credit Facilities prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds four years. Further, the aggregate of such contracts cannot hedge greater than 65% of total estimated petroleum and natural gas production over three years and 50% over the fourth year, in the Advantage legal entity, and cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year in the Longview legal entity. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement for each entity to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. These covenants were met at September 30, 2013 and December 31, 2012. Breach of any covenant will result in an event of default in which case the Corporation has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the Credit Facilities and are not permitted if the Corporation is in default of such Credit Facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. For the nine months ended September 30, 2013, the average effective interest rate on the outstanding amounts under the facilities was approximately 5.0% (September 30, 2012 – 4.9%). Advantage has no letters of credit issued and outstanding at September 30, 2013 or December 31, 2012.

Advantage Oil & Gas Ltd. - 38

11.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2013 and 2073. A risk-free rate of 3.09% (December 31, 2012 – 2.37%) and an inflation factor of 2% (December 31, 2012 – 2%) were used to calculate the fair value of the decommissioning liability at September 30, 2013. A reconciliation of the decommissioning liability is provided below:

	Nine months ended	Year ended
	September 30, 2013	December 31, 2012
Balance, beginning of period	$126,224	$253,796
Accretion expense	3,747	6,300
Liabilities incurred	2,367	3,637
Change in estimates	3,952	(6,252)
Effect of change in risk-free rate	(34,820)	13,710
Property dispositions	(113)	(6,032)
Liabilities settled	(1,565)	(2,395)
	99,792	262,764
Transferred from (to) assets held for sale (note 4)	4,709	(136,540)
Balance, end of period	$104,501	$126,224

12.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

13.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2011	166,304,040	$2,214,784
Share based compensation (note 15)	2,078,798	14,814
Balance at December 31, 2012 and September 30, 2013	168,382,838	$2,229,598

Advantage Oil & Gas Ltd. - 39

14.	Net income (loss) per share attributable to Advantage shareholders

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net income (loss) attributable to Advantage shareholders
Basic and diluted	$(1,342)	$(2,769)	$2,021	$(28,907)
Weighted average shares outstanding
Basic	168,382,838	168,011,019	168,382,838	167,215,769
Stock Option Plan	-	-	1,356,979	-
Diluted	168,382,838	168,011,019	169,739,817	167,215,769

The calculation of diluted net income (loss) per share for the three and nine months ended September 30, 2013 and 2012 excludes convertible debentures, as their impact would be anti-dilutive. Total weighted average shares issuable in exchange for the series of convertible debentures excluded from the diluted net income (loss) per share calculation was 10,029,070 for all periods. As at September 30, 2013 and December 31, 2012, the total convertible debentures outstanding were convertible to 10,029,070 shares.

The calculation of diluted loss per share for the three months ended September 30, 2013 excludes the effect of the Stock Option Plan, as the impact would be anti-dilutive. For the three months ended September 30, 2013, 2,022,437 weighted average shares from the assumed exercise of stock options were excluded from the calculation of diluted weighted average shares outstanding.

Restricted shares have been excluded from the calculation of diluted net loss per share for the three and nine months ended September 30, 2013 and 2012, as there were no restricted shares outstanding at September 30, 2013 and 2012.

Advantage Oil & Gas Ltd. - 40

15.	Share based compensation

The following tables summarize information about changes in stock options outstanding at September 30, 2013:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2011	-	$-
Granted	15,996,366	3.67
Forfeited	(18,483)	3.67
Balance at December 31, 2012	15,977,883	$3.67
Expired	(1,997,257)	3.67
Exercised	(1,997,240)	3.67
Granted	3,804,675	3.69
Forfeited	(501,797)	3.67
Balance at September 30, 2013	15,286,264	$3.68

Stock Options Outstanding				Stock Options Exerciseable
Grant Date	Number	Expiry Date (1)	Exercise Price	Number	Exercise Price
October 1, 2012	1,951,624	July 1, 2013	$3.67	-	-
October 1, 2012	1,930,266	October 1, 2013	3.67	-	-
October 1, 2012	1,925,017	January 1, 2014	3.67	-	-
October 1, 2012	1,925,073	April 1, 2014	3.67	-	-
October 1, 2012	1,925,045	July 1, 2014	3.67	-	-
October 1, 2012	1,925,064	October 1, 2014	3.67	-	-
April 5, 2013	1,852,094	January 1, 2015	3.69	-	-
April 5, 2013	1,852,081	April 1, 2015	3.69	-
	15,286,264		$3.68	-	$-

(1) The Expiry Date is the later of the date as presented above, or ten days after a blackout period has ended, as defined in the Stock Option Plan.

Share based compensation recognized by plan for the three and nine months ended September 30, 2013 and 2012 are as follows:

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
RSPIP	$112	$1,923	$383	$6,006
Stock Option Plan	1,801	-	6,796	-
Total share based compensation	1,913	1,923	7,179	6,006
Capitalized	(791)	(433)	(2,400)	(1,209)
Net share based compensation expense	$1,122	$1,490	$4,779	$4,797

Advantage Oil & Gas Ltd. - 41

16.	Other income

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
(Loss) gain on sale of assets held for sale	$(787)	$11,647	$(6,859)	$11,647
Loss on sale of property, plant and equipment	-	-	-	(159)
Interest income - Questfire Debenture	493	-	820	-
Accretion income - Questfire Debenture	570	-	947	-
Unrealized loss - Questfire Class B Shares	(450)	-	(150)	-
Miscellaneous income	-	27	675	586
Total other income (expenses)	$(174)	$11,674	$(4,567)	$12,074

17.	Supplemented cash flow information

Changes in non-cash working capital is comprised of:

	Nine months ended
	September 30, 2013	September 30, 2012
Source (use) of cash:
Trade and other receivables	$5,321	$12,554
Prepaid expenses and deposits	901	(925)
Trade and other accrued liabilities	(23,914)	(64,931)
	$(17,692)	$(53,302)

Related to operating activities	$(12,766)	$(22,016)
Related to financing activities	(1,128)	98
Related to investing activities	(3,798)	(31,384)
	$(17,692)	$(53,302)

Advantage Oil & Gas Ltd. - 42

18.	Segmented information

The Corporation is comprised of two operating segments: Advantage Oil & Gas Ltd. (“Advantage”) and Longview Oil Corp. (“Longview”). Advantage develops and operates natural gas focused properties in Alberta. Longview develops and operates primarily conventional oil and natural gas liquids focused properties in Alberta and Saskatchewan.

Results by operating segment for the nine months ended September 30, 2013 and 2012 are as follows:

	Nine months ended			Nine months ended
	September 30, 2013			September 30, 2012
(thousands of Canadian dollars)	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated

Petroleum and natural gas sales	$107,544	$113,965	$221,509	$89,956	$104,517	$194,473
Less: royalties	(6,011)	(19,892)	(25,903)	(6,023)	(20,188)	(26,211)
Petroleum and natural gas revenue	101,533	94,073	195,606	83,933	84,329	168,262

Operating expense	(17,743)	(34,266)	(52,009)	(32,812)	(34,221)	(67,033)
General and administrative expense	(19,838)	(2,252)	(22,090)	(16,715)	(2,975)	(19,690)
Depreciation expense	(54,182)	(29,124)	(83,306)	(74,961)	(30,761)	(105,722)
Exploration and evaluation expense	-	(136)	(136)	(140)	-	(140)
Finance expense	(13,928)	(6,014)	(19,942)	(14,409)	(5,221)	(19,630)
Gains (losses) on derivatives	6,524	(10,725)	(4,201)	(1,679)	3,744	2,065
Other income (expenses)	(5,222)	655	(4,567)	12,041	33	12,074
Income (loss) before taxes and non-controlling interest	(2,856)	12,211	9,355	(44,742)	14,928	(29,814)
Income tax recovery (expense)	832	(3,244)	(2,412)	9,155	(4,054)	5,101
Net income (loss) and comprehensive income (loss) before non-controlling interest	(2,024)	8,967	6,943	(35,587)	10,874	(24,713)
Net income attributable to non-controlling interest	-	(4,922)	(4,922)	-	(4,194)	(4,194)
Net income (loss) and comprehensive income (loss) attributable to Advantage shareholders	$(2,024)	$4,045	$2,021	$(35,587)	$6,680	$(28,907)
Total assets	$1,221,217	$503,322	$1,724,539	$1,436,004	$559,388	$1,995,392
Total liabilities	$291,851	$221,438	$513,289	$478,471	$235,015	$713,486
Expenditures on property, plant and equipment	$79,069	$29,828	$108,897	$94,721	$32,728	$127,449
Dividends received (paid)	$9,518	$(21,100)	$(11,582)	$11,178	$(21,060)	$(9,882)

Advantage Oil & Gas Ltd. - 43

Directors	Legal Counsel

Stephen E. Balog (1)(2)(3)	Burnet, Duckworth and Palmer LLP
Paul G. Haggis (1)(2)
Andy J. Mah	Transfer Agent
Ronald A. McIntosh (1)(2)(3)
Steven Sharpe (3)	Computershare Trust Company of Canada

(1) Member of Audit Committee
(2) Member of Reserve Evaluation Committee	Abbreviations
(3) Member of Human Resources, Compensation & Corporate	bbls	- barrels
Governance Committee	bbls/d	- barrels per day
	boe	- barrels of oil equivalent (6 mcf = 1 bbl)
Officers	boe/d	- barrels of oil equivalent per day
Andy J. Mah, President and CEO	mcf	- thousand cubic feet
Patrick J. Cairns, Senior Vice President	mcf/d	- thousand cubic feet per day
Craig Blackwood, Vice President, Finance and CFO	mmcf	- million cubic feet
Neil Bokenfohr, Vice President, Exploitation	mmcf/d	- million cubic feet per day
Lionel Derochie, Vice President, Operations	bcf	- billion cubic feet
	tcf	- trillion cubic feet
Corporate Secretary	gj	- gigajoules
	NGLs	- natural gas liquids
Jay P. Reid, Partner	WTI	- West Texas Intermediate
Burnet, Duckworth and Palmer LLP
Corporate Office
Auditors	700, 400 – 3 Avenue SW
PricewaterhouseCoopers LLP	Calgary, Alberta T2P 4H2
(403) 718-8000

Bankers	Contact Us
The Bank of Nova Scotia	Toll free: 1-866-393-0393
National Bank of Canada	Email: ir@advantageog.com
Royal Bank of Canada
Canadian Imperial Bank of Commerce	Visit our website at www.advantageog.com
Union Bank, Canada Branch
Alberta Treasury Branches	Toronto Stock Exchange Trading Symbols
Wells Fargo Bank N.A., /Canada Branch
Shares: AAV
Independent Reserve Evaluators	5.00% Convertible Debentures: AAV.DBH

Sproule Associates Limited	New York Stock Exchange Trading Symbol

Shares: AAV

Advantage Oil & Gas Ltd. - 44